SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Announcement dated May 11, 2006 regarding the filing of 2005 Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 19, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)

ANNOUNCEMENT

The Company announces that on May 11, 2006 it filed the 2005 Form 20-F with the SEC in accordance with the requirements of the United States securities laws. In accordance with those requirements, the Company is required to reconcile certain financial information of the Group for the year ended December 31, 2005 included in the 2005 Form 20-F to US GAAP, which differs in certain significant respects from HK GAAP, and to include certain information in the 2005 Form 20-F that has not previously been announced by the Company for the general information of the Shareholders and public investors.

INTRODUCTION

The Shares, in the form of ADS, are listed on the New York Stock Exchange, Inc., and the Company is subject to certain filing requirements under the securities laws of the United States. In accordance with those requirements, on May 11, 2006 the Company filed the 2005 Form 20-F with the SEC. In addition, pursuant to the requirements of the United States securities laws, the Company is required to reconcile certain financial information of the Group for the year ended December 31, 2005 included in the 2005 Form 20-F to US GAAP, which differs in certain significant respects from HK GAAP, and to include certain information in the 2005 Form 20-F that has not previously been announced by the Company for the general information of the Shareholders and public investors. Certain financial information contained in the 2005 Form 20-F was prepared in accordance with US GAAP and has been audited by the Company’s auditors, PricewaterhouseCoopers. A copy of the 2005 Form 20-F is available on the SEC’s website at www.sec.gov.

EXTRACTS FROM THE 2005 FORM 20-F

The following is extracted and summarized from note 48 to the financial statements included in the 2005 Form 20-F, which sets out the summary of differences between HK GAAP and US GAAP, and the exhibits thereto filed with the SEC.

Our primary financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP.

The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to equity holders of the Company to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

	Year ended December 31,
	2005	2004	2003
	HK$ million	HK$ million	HK$ million
Profit/(Loss) attributable to equity holders of
the Company as reported under HK GAAP *	1,595	1,556	(6,111)
US GAAP adjustments *:
Provision for impairment of goodwill
attributable to
- subsidiaries	(1,037)	(13,224)	(6)
- investments equity accounted for	—	—	(203)
Amortization of goodwill	—	63	82
Provision for impairment of intangible assets	—	(3,389)	—
Amortization of intangible assets	(154)	(283)	(283)
Mark-to-market of marketable equity
securities and derivative instruments	—	(397)	(641)
Employee stock option schemes	79	84	(15)
Depreciation of investment properties	(159)	(191)	(291)
Property revaluation	(2)	—	—
Deferral of up-front fees	(168)	(218)	(204)
Revenue arising from pre-sales of properties
under development	69	—	—
Expenses relating to non-employee stock
options	(33)	(42)	(53)
Retirement scheme costs	(564)	(214)	(57)
Disposal of PCCW Tower	16	—	—
Equity pick up of results of Reach	121	(136)	—
Convertible bonds	36	32	44
Acquisition of SUNDAY	22	—	—
Loss on extinguishment of debts	(228)	—	—
Deferred taxes arising from other GAAP
differences	295	726	93
Others	(54)	(34)	86

Net loss	(166)	(15,667)	(7,559)

*	Figures for 2004 and 2003 have been restated as a result of adoption of new and revised Hong Kong Financial Reporting Standards, which are issued by the Hong Kong Institute of Certified Public Accountants, in 2005.

Year ended December 31,
	2005	2004	2003
	HK$	HK$	HK$
Loss per Share under US GAAP
Basic	(2.60) cents	(291.75) cents	(152.18) cents
Diluted	(2.60) cents	(291.75) cents	(152.18) cents

Loss per ADS under US GAAP **
Basic	(25.98) cents	(2,917.51) cents	(1,521.79) cents
Diluted	(25.98) cents	(2,917.51) cents	(1,521.79) cents

** One ADS is equivalent to 10 Shares.

The following table summarizes the effect on shareholders’ equity/(deficit) of the differences between HK GAAP and US GAAP.

	December 31,
	2005	2004
	HK$ million	HK$ million
Total equity as reported under HK GAAP *	2,732	(5,700)

US GAAP adjustments *:
Goodwill - cost	141,400	141,412
Goodwill - amortization and provision for impairment
loss	(79,805)	(78,768)
Intangible assets - cost	10,818	10,694
Intangible assets - amortization and provision for
impairment loss	(9,830)	(9,676)
Investments in marketable equity securities and
derivative instruments	—	(39)
Accumulated depreciation on investment properties	(1,226)	(1,067)
Property revaluation	(132)	(130)
Deferral of up-front fees	441	609
Revenue arising from pre-sales of properties under
development	69	—
Non-employee stock options	60	93
Retirement scheme costs	(434)	130
Disposal of PCCW Tower	16	—
Equity pick up of results of Reach	79	(18)
Convertible bonds	(44)	(80)
Acquisition of SUNDAY	(128)	—
Minority interests as reported under HK GAAP	(2,122)	(1,859)
Deferred taxes arising from other GAAP differences	344	49
Others	297	329

	59,803	61,679

Shareholders’ equity under US GAAP	62,535	55,979

*	Figures for 2004 have been restated as a result of adoption of new and revised Hong Kong Financial Reporting Standards, which are issued by the Hong Kong Institute of Certified Public Accountants, in 2005.

DEFINITIONS

“2005 Form 20-F”	the Company’s annual report on Form 20-F for the year ended December 31, 2005

“ADS”	American Depositary Shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the United States

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on The Stock Exchange of Hong Kong Limited and has securities in the form of ADS listed on the New York Stock Exchange, Inc.

“Group”	the Company and its subsidiaries

“HK GAAP”	generally accepted accounting principles in Hong Kong

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra

“SEC”	the Securities and Exchange Commission of the United States

“Shareholder(s)”	holder(s) of Shares

“Share(s)”	share(s) of HK$0.25 each in the capital of the Company

“SUNDAY”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability and whose shares are listed on The Stock Exchange of Hong Kong Limited and the American depositary shares, each representing 100 SUNDAY shares, of which are quoted on the NASDAQ National Market in the United States

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, May 11, 2006

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz